Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following communication was distributed to managers of AMR Corporation on August 15, 2013:

For All American and American Eagle Managers

Subject: Judge Continues Consideration of American’s Plan of Reorganization

Summary

American presented its Plan of Reorganization to the U.S. Bankruptcy Court today, and the Judge has taken the matter under advisement. The Judge said he wants more information on the impact of the DOJ lawsuit on confirmation of the Plan before he issues a ruling on confirmation.

While we await the Court’s decision on our Plan of Reorganization, we will continue to proceed with the legal process to challenge the DOJ complaint. We will continue planning for our proposed merger with US Airways with teams of talented people who are committed to the long-term success of the new American.

Key Points

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Today, Judge Lane held a hearing to consider confirmation of AMR Corp.’s Plan of Reorganization, or the Plan, which outlines the company’s efforts to complete its restructuring. We’ve renegotiated debt and leases, optimized our fleet and facilities and achieved certainty and stability with long-term contracts in place with each of our labor unions.

•

We’ve continued to strengthen our network, partnerships, fleet and products and services, and financial performance, making American profitable and successful and well positioned to become even stronger through our planned merger with US Airways.

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American’s Plan outlines the process by which AMR will satisfy the claims of its creditors and reduce or restructure its outstanding obligations. With the merger as its centerpiece, the Plan would allow creditors the potential to receive a full recovery and existing AMR shareholders to receive a meaningful recovery as a result of the restructuring and planned merger.

•	American cannot close the merger with US Airways without Judge Lane’s approval of the Plan.

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For now, American and US Airways will concentrate on the legal process to achieve antitrust clearance. We are confident in the progress we have made in restructuring, which has created an airline that is strong, profitable and successful, thanks to the hard work of our people.

Resources

•	Go to the Jetnet Restructuring Resource Center for more information about restructuring.

•	Visit the Merger Space on new Jetnet for more information on our pending merger with US Airways.

Subject Matter Expert: Mike Trevino, Communications, Michael.Trevino@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’

current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the lawsuit filed by the Antitrust Division of the U.S. Department of Justice and certain states seeking to enjoin the planned merger of AMR and US Airways on antitrust grounds and the intention of AMR and US Airways to contest such lawsuit vigorously; the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.